UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Israeli Court Approves Rotem Amfert Israel Settlement Agreement regarding the 2017 Ashalim Event

May 18, 2023

Israeli Court Approves Rotem Amfert Israel Settlement Agreement regarding the 2017 Ashalim Event

Further to the Company’s immediate report dated December 14, 2022 (Ref No: 2022-02-119547) regarding the settlement agreement that was signed between Rotem Amfert Israel Ltd. (“Rotem”) and the Israeli Nature and Parks Authority, as well as all other applicants in the various applications for certification of claims as class actions that were filed against Rotem in connection with the Ashalim event from 2017 (the "Settlement Agreement"), the Company wishes to report that today, the Israeli Court approved the Settlement Agreement, while dismissing the objection to the Settlement Agreement filed by Lobby 99 Ltd., an Israeli public interest lobbying organization, thus concluding the proceedings.

For further details regarding the Ashalim event, as well as the applications for certification of claims as class actions that were filed against the Company in connection therewith, see Note 18 of the Company's Consolidated Annual Financial Statements for the Year ended December 31, 2022, filed on February 28, 2023 (Ref No: 2023-02-022020), and the reports that were filed on July 10, 2017, August 18, 2017, and May 2, 2018 (Reference Numbers: 2017-02-059011; 2017-02-071854 and 2018-02-043798, respectively).

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.

Position: VP, Chief Compliance Officer & Corporate Secretary

Signature Date: May 18, 2023

PRESS CONTACT	INVESTOR RELATIONS CONTACT
Adi Bajayo ICL Spokesperson +972-52-4454789 adi.bajayo@icl-group.com	Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

ICL Group LTD. Millennium Tower, 23 Aranha st. Tel Aviv, Israel
T +972.541234567 W www.icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 18, 2023